SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of May 2023

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     ✔              Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____                           No     ✔

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

An announcement regarding resignation of supervisor of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on May 19, 2023.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

Resignation of Supervisor

The board of supervisors (the “Board of Supervisors”) of China Petroleum & Chemical Corporation (the “Company” or “Sinopec Corp.”) received a resignation letter from Mr. Zhang Zhiguo on 19 May 2023. Due to his age, Mr. Zhang Zhiguo resigned as supervisor of Sinopec Corp.

Mr. Zhang Zhiguo has confirmed that he has no disagreement with the Board of Supervisors and there are no other matters relating to his resignation as supervisor that need to be brought to the attention of shareholders of Sinopec Corp.

Mr. Zhang Zhiguo has been diligent and responsible during his tenure. The Board of Supervisors would like to express its sincere gratitude to him for his hard work and contribution to the Company.

Board of Supervisors

China Petroleum & Chemical Corporation

Beijing, the PRC,
19 May 2023

As of the date of this announcement, directors of the Company are: Ma Yongsheng*, Zhao Dong*, Yu Baocai#, Li Yonglin#, Cai Hongbin+, Ng, Kar Ling Johnny+, Shi Dan+ and Bi Mingjian+.
# Executive Director
* Non-executive Director
+ Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: May 22, 2023